Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer

March 20, 2008

Via Fax & EDGAR

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2007
File No. 1-04471

Dear Ms. Jacobs:

Reference is made to your letter dated March 14, 2008 addressed to me on behalf of Xerox Corporation (Registrant). Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-849-2505 or Gary Kabureck, Vice President and Chief Accounting Officer at 203-849-2630.

Sincerely,

/s/ Lawrence A. Zimmerman
Lawrence A. Zimmerman
Executive Vice President and Chief Financial Officer

45 Glover Avenue

Norwalk, CT 06856-4505

Phone: 203-849-2505

Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer

C:	A. Mulcahy

L. Varon

G. Kabureck

D. Liu

D. Marshall

I. McKinney

M. Cohen (PWC)

T. Morrison (PWC)

M. Mills-Apenteng (SEC)

Form l0-K for the Fiscal Year Ended December 31, 2007

Exhibits

1.	We note your disclosure in the business section that you are in the first year of a 2007 Master Supply Agreement with Flextronics, though this material agreement does not appear to have been filed or incorporated by reference into the Form 10-K. The Flextronics agreements that have been filed as exhibits relate to the Master Supply Agreement, as amended, dated as of November 30, 2001. Please file the new agreement with Flextronics or tell us why you believe the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: Upon entering into a new Master Supply Agreement with Flextronics in April of 2007 (the “2007 Agreement”), our internal disclosure committee met to consider whether this new agreement was required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K. Based on the following factors, the committee concluded that the 2007 Agreement was in the ordinary course of business, was not one on which our business is substantially dependent and was therefore not a material contract requiring disclosure pursuant to Item 601(b)(10) of Regulation S-K.

•

The 2007 Agreement relates only to the sourcing of inventory. The 2001 agreement with Flextronics (the “2001 Agreement”) also included the sale of a substantial portion of our worldwide internal manufacturing capabilities as well as the sourcing of inventory.

•	The 2007 Agreement covers a much smaller proportion of our worldwide inventory requirements as compared to the 2001 Agreement.

•

There are currently a number of alternate suppliers for the products covered under the 2007 Agreement and we have increased ability and flexibility to use those alternate suppliers. This was not the case with respect to the 2001 Agreement.

•

Prior to the 2001 Agreement, we did not know whether Flextronics would be able to reliably satisfy all of our business requirements. We now have six years of experience with Flextronics and they have proven to be a very reliable supplier.

•	The 2007 Agreement does not contain any fixed long-term minimum purchase commitments.

2.	We further note your indication that exhibits 10(o)(1) and 10(o)(2) to the Form 10-K have been granted confidential treatment. It appears that grants of confidential treatment for the Flextronics agreements may have expired and been replaced with new agreements. Please advise.

Response: The 2001 Flextronics agreements—exhibits 10(o)(1) and 10(o)(2)—were included in the Exhibit Index for our 2007 Form 10-K since they were still relevant for part of 2007 as the new Flextronics agreement was not entered into until April 2007. However, since these prior agreements have expired and are no longer relevant due to the new 2007 agreement, we will delete them from the Exhibit Table in our 2008 Form 10-K filing.

Exhibit 31(a) and (b)

3.	Please ensure that the certifications provide exactly the disclosure required by Item 601(b)(31) of Regulation S-K. Note that the first line should not include the title of the person providing the certification. Please provide us a representation that you will provide conforming disclosure in future filings.

Response: We note the staff’s comments and represent that we will provide the conforming disclosure in our future filings beginning with our 2008 1st quarter Form 10-Q.

Definitive Proxy Statement on Schedule 14A

4.	We were unable to locate your disclosure in response to Item 407(e)(4) of Regulation S-K regarding Compensation Committee Interlocks and Insider Participation. Please confirm that you will provide the required disclosure in your 2008 Annual Meeting of Shareholders Proxy Statement.

Response: We note the staff’s comments and confirm that we will provide the required disclosure in our 2008 Annual Meeting of Shareholders Proxy Statement.